Exhibit 99.2

JBS S.A.

CNPJ/MF No. 02.916.265/0001-60

NIRE 35.300.330.587

Publicly-Held Company with Authorized Capital

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON APRIL 22, 2025, AT 10:00 A.M.

Date, Time and Location: April 22, 2025, at 10:00 a.m., at the headquarters of JBS S.A., located in the city of São Paulo, state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block I, 3rd Floor, Vila Jaguara, Postal Code 05118-100 (“Company”).

Call Notice and Attendance: call notice regularly sent by e-mail, on April 15, 2025, in compliance with the provisions of Article 12, paragraph 1 of the Internal Regulations of the Company’s Fiscal Council. Present Messrs. Adrian Lima da Hora (Chairman of the Fiscal Council), José Paulo da Silva Filho, Demetrius Nichelle Macei and Orlando Octávio de Freitas Júnior, therefore, verified the quorum for opening the meeting and resolving on the items of the agenda, pursuant to Article 34 of the Company’s Bylaws. Mr. Daniel Schmidt Pitta, General Counsel, also attended the meeting.

Presiding Officers: Adrian Lima da Hora, Chairman of the Board; Milena Hitomi Yanagisawa, Secretary of the Board.

Considerations on the Agenda: This Meeting of the Fiscal Council is held in the context of the notice of material fact disclosed by the Company on July 12, 2023, September 4, 2023, on March 17, 2025 and on April 22, 2025, through which information was disclosed on the proposal of the Company’s management for the dual listing of its shares on the stock exchange on Brazil and on the United States of America (“Material Facts”).

As mentioned in the aforementioned material fact, the Company intends to promote a simultaneous dual listing in Brazil and in the United States, having JBS N.V., a company incorporated under the laws of the Netherlands (“JBS NV”) as vehicle, which will be registered as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts—Level II BDRs admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), backed by its Class A Shares (“Class A Shares”) and will be registered as a foreign issuer (Foreign Private Issuer – FPI) with the Securities and Exchange Commission (“SEC”) to hold its Class A Shares admitted to trading on the New York Stock Exchange (“NYSE”), resulting in the cessation of trading of the Company’s common shares on the B3 Novo Mercado listing segment (“Dual Listing”).

The Dual Listing will be submitted for approval by the Company’s shareholders at an Extraordinary General Meeting that will be called at this meeting (“EGM”).

Agenda: examine, discuss and make recommendations to the Board of Directors on:

(a) the approval and recommendation to the Board of Directors, ad referendum of the EGM, of hiring of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Rua Verbo Divino, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or “Appraiser”), to prepare the appraisal report on the value of the shares issued by the Company to be merged into JBS Participações, within the scope of the Merger of Shares (as defined in the Material Facts), based on the book value of the shares issued by the Company, on December 31, 2024 (“Base Date”), for purposes of verification of the capital increase of JBS Participações, as provided for in article 252 of the Corporation Law (“Appraisal Report”).

(b) the approval and recommendation to the Board of Directors, ad referendum of the EGM, of the Appraisal Report;

(c) the approval and recommendation to the Board of Directors, ad referendum of the EGM, of Protocol and Justification of the Merger of Shares of JBS S.A. by JBS Participações Societárias S.A. (“Protocol and Justification”), which contains all the terms and conditions of the Dual Listing, including the Merger of Shares and Redemption (as defined on the Protocol and Justification);

(d) the approval and recommendation of approval, by the Board of Directors of the submission to the EGM of the approval of the Merger of Shares;

(e) the approval and recommendation to the Board of Directors of the submission to the EGM of non-listing of JBS N.V. in the “Novo Mercado” segment of B3 due to legal impediment, pursuant to the sole paragraph of article 46 of the Novo Mercado Regulations of B3, as a result of which JBS S.A. will no longer have its shares traded on B3; and

(f) the approval and recommendation to the Board of Directors, ad referendum of the EGM, of the submission to the EGM of the declaration of dividends in favor of all holders of the Company’s shares, on the date of the EGM, and of all the ADRs Holders (as defined in the Material Facts) on the cut-off date established by the ADRs Depositary Bank (as defined in the Material Facts), which may be the date of the EGM or a later date, in the amount of R$1.00 per share (“Cash Dividend”), totaling the amount of R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais).

Supporting Documents: prior to this meeting, the supporting documents for the resolutions were made available to the members of the Fiscal Council, listed below: (i) Protocol and Justification; (ii) Appraisal Report; and (iii) draft of the material fact relating to the Dual Listing (together, the “Supporting Documents”).

Discussions and Resolutions: the meeting began with a presentation by Mr. Daniel Schmidt Pitta, who made a presentation on the benefits of the Dual Listing, of the detailed steps of its structure, on the recent progress of the necessary steps to carry out the Dual Listing and the details of the next steps for its implementation. Subsequently, the present members of the Fiscal Council analyzed and discussed the Supporting Documents and decided, unanimously, without any restrictions or reservations, as follows:

(a) the approval, and recommendation of approval by the Board of Directors, ad referendum of the EGM, of hiring of the Appraiser;

(b) the approval, and recommendation of approval by the Board of Directors, ad referendum of the EGM, of the Appraisal Report;

(c) the approval, and recommendation of approval by the Board of Directors, ad referendum of the EGM, of the Protocol and Justification;

(d) the approval, and recommendation of approval by the Board of Directors, of the submission to the EGM of the Merger of Shares;

(e) the approval, and recommendation of approval by the Board of Directors, of the submission to the EGM of non-listing, due to legal impediment, of JBS Participações in the “Novo Mercado” segment of B3, pursuant to the sole paragraph of article 46 of the Novo Mercado Regulations of B3, as a result of which JBS S.A. will no longer have its shares traded on B3; and

(f) the approval, and recommendation of approval by the Board of Directors, ad referendum of the EGM, of the declaration of the Cash Dividend.

Minutes in Summary Format: the Fiscal Council authorized the drawing up of these minutes in summary form and their publication with omission of signatures, pursuant to paragraphs 1 and 2, of Article 130, of the Corporation Law.

Closing: there being nothing further to be discussed, the floor was offered to anyone who wanted to take it and, as no one spoke, the proceedings were suspended for the time necessary to draw up these minutes, which, after reopening the session, were read, approved by all present and signed.

Attending Directors: Adrian Lima da Hora (Chairman of the Fiscal Council), Demetrius Nichele Macei, José Paulo da Silva Filho, Demetrius Nichelle Macei and Orlando Octávio de Freitas Júnior.

I certify that this is a full copy of the Minutes of the Fiscal Council’s Meeting drawn up in the proper book.

São Paulo, April 22, 2025.

Milena Hitomi Yanagisawa

Secretary of the Board

This document is for informational purposes and shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Statements contained in this document (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended timeline for completion of the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS N.V. and JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries, JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department by email at ri@jbs.com.br, telephone at +55 (11) 3144-4146 or mail at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd floor, São Paulo - SP, 05118-100, Brazil.